DELTIC TIMBER CORPORATION

210 EAST ELM (71730) P O BOX 7200 EL DORADO, AR 71731-7200
(870) 881-9400

May 26, 2009

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Annual Report on Form 10-K for the year ended December 31, 2008

Filed: March 6, 2009

Definitive Proxy Statement on Schedule 14A

Filed: March 23, 2009

File No. 1-12147

Dear Mr. O’Brien:

We have considered your comments related to the review of our annual report on Form 10-K for the year ended December 31, 2008, as filed on March 6, 2009, the definitive proxy statement on Schedule 14A and our quarterly report on Form 10-Q for the quarter ended March 31, 2009, as filed on May 7, 2009 (File number 1-12147). We offer the following responses to such comments.

Form 10-K for the Year ended December 31, 2008

Executive Officers of the Registrant, page 19

Comment (1):	Describe briefly, in future filings, the business experience during the past five years of Mr. Phillip A. Pesek as required by Item 401 (e) (1) of Regulation S-K.

Response:	We will comply in future filings.

United States Securities and Exchange Commission

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 38

Comment (2):

We note your disclosure of your critical accounting policies. Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In this regard, please address the following, in future filings:

•        Your timber/timberlands asset balance represents 62% of total assets at December 31, 2008. We note that the Woodlands segment’s operating income increased over 12% during 2008; however, majority of the increase was due to increased sales of non-strategic revenue sources. We further note that you expect the markets for residential housing and lumber to remain depressed through 2009 and prices received for pine saw timber harvested are not expected to improve. Based on the above, please provide discussion in your accounting policy for timber/timberlands how you assess these assets for recoverability in light of the current economic environment. Your discussion should include any impairment tests that are performed, quantify the assumptions used and provide sensitivity analysis of the major assumptions.

Given the current economic conditions and the impact it has had on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response:

In future filings, we will add the following disclosure:

Statement of Financial Accounting Standards (“SFAS”) 144 provides that assets used in a business shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The recoverability test is based on undiscounted future cash flows over the expected life of the asset. Impairment recognition and measurement would occur at the lowest level for which we have identifiable cash flows. At December 31, 2008, the composite basis in fee timber is $11 per ton assuming no future growth. Margin on pine sawtimber for 2008, when the average sales price was $33 per ton, was 47% and can range as high as 65% at the 2006 average price of $45 per ton. A harvest cycle, (which ranges between 20 and 35 years) would be used to evaluate the recoverability of our timber and timberlands. Due to the long life and low basis, the Company does not expect to incur impairment loss in the future for our timber and timberlands.

United States Securities and Exchange Commission

Comment (3):

Please expand your critical accounting policy for investment in real estate held for development and sale to provide additional insight on how you perform your impairment analysis under SFAS 144 for each inventory category. We believe it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessments relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. For example, please consider including the following:

•        Please disclose which developments (i.e. Chenal Valley, Chenal Downs, Red Oak Ridge) were tested for impairment during each period presented and whether any of the developments were determined to be impaired during each period presented.

•        Please expand the discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value to provide more detailed information regarding the underlying assumptions. For example, disclose the basis for your assumptions of the timing of home sales, selling prices and costs and the process you use to develop these assumptions. It is not clear whether these assumptions are based on recent trends or metrics or incorporate underlying assumptions regarding a change to current trends in the market and the economy.

•        Discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used, as well as whether certain estimates and assumptions are more subjective than others.

•        Provide specific quantified disclosure regarding your developments and whether or not they have been impacted severely by the downturn in the housing market, where inventory is moving at a slower than anticipated pace, or whose sales prices or margins are trending downward. Since your real estate is concentrated in Arkansas, please provide an analysis of the Arkansas real estate market, including the local market trends and assumptions that are specific to that market such as employment rates, consumer confidence, income and housing demand and new and existing housing levels.

Response:

Deltic’s investment in real estate held for development and sale is primarily developed residential lots, commercial tracts, and undeveloped acreage which is then sold to others who will finish the development for their intended use. The real estate held for sale is comprised of former legacy timberland with a low cost basis. In future filings, we will disclose the following:

Deltic’s investment in real estate held for development and sale primarily consists of residential lots, commercial tracts, and undeveloped acreage marketed to others for further development. Deltic periodically evaluates its holdings for indications of conditions that would lead to an impairment analysis as required by SFAS 144, paragraph 8. Our investment in real estate is mainly comprised of former legacy timberland and thus has a low cost basis. Margins on Deltic’s residential real estate average 43%, while commercial real estate margins are 84%. The central Arkansas area, where Deltic’s developments are located has one of the strongest housing markets in the country; therefore, Deltic has not and does not plan to reduce the current pricing structure for its real estate. Based on these factors, the Company does not foresee impairment losses in its real estate held for development or sale.

United States Securities and Exchange Commission

Comment (3)
(cont.):

•        You disclose on page 26, the number of developed lots that remain uncommitted at December 31, 2008. As discussed in Section 501.12 of the Financial Reporting Codification, a tabular presentation of relevant financial or other information may aid an investor in better understanding of your discussion and analysis. In future filings, please include a tabular presentation the following additional information for each development, comparatively for each period presented:

•     average price of home deliveries, new orders and backlog,

•     value of homes in new orders,

•     value of cancellations,

•     sales incentives provided to customers.

Response:

We have considered the applicability of your requested tabular presentation including average price, new orders, cancellations, and sales incentives to our business. As explained in our previous response, our real estate activities are primarily focused on lot development and not home or commercial real estate development. Accordingly, the requested information is not meaningful or applicable to our circumstances. In order to aid investors in better understanding our business we will include the following tabular presentation in future filings.

A tabular summary of our real estate activity is as follows:

Residential Lots
Area	Market	Lots Sold Since Inception	Unsold Developed Lots	Future Lots to Develop	Estimated Total Lots
Chenal Valley	Little Rock	2,501	174	1,925	4,600
Chenal Downs	Little Rock	63	13	5	81
Red Oak Ridge	Hot Springs	81	54	865	1,000

		2,645	241	2,795	5,681

Commercial Acres
Area	Market	Acres Sold Since Inception	Acres Remaining	Estimated Total Acres
Chenal Valley	Little Rock	328	479	825

Deltic real estate activities primarily involve residential lots and commercial acreage; however, the Company has constructed a small number of speculative homes in its Red Oak Ridge development to serve as a catalyst for increasing lots sales activity.

United States Securities and Exchange Commission

Area	Market	Homes Constructed	Homes Sold	Homes Unsold
Red Oak Ridge	Hot Springs	7	4	3
Garden’s Gate	Hot Springs	6	4	2
Dellmere	Hot Springs	2	—	2

		15	8	7

Comment (3)

(cont.):

•

You disclose in your Form 10-Q for the period ending March 31, 2009 that on March 23, 2009, the Board of Directors of Deltic Real Estate Investment Company, (“DREIC”), adopted a plan of dissolution for DREIC which was approved on April 6, 2009. Please tell us and disclose, in future filings how this dissolution has impacted or will impact operations, liquidity and cash flow, specifically quantifying the assets subject to liquidation, any resulting gain or loss from the dissolution and addressing whether or not this dissolution triggered additional impairment analyses under SFAS 144.

This information will convey to investors the current and ongoing risks related to the recoverability of your real estate assets as well as the risk that impairment charges may need to be recorded. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions.

Response:	Due to changes in Deltic’s operating environment and evolving business strategies to meet those changes, the operations of DREIC as originally planned at inception were never fully implemented. All financing of the DREIC is internally generated through intercompany loans and DREIC has no external financing. All external financing for real estate development is obtained through the Deltic Timber Corporation. Because of this, the dissolution of DREIC will not significantly impact future operations, liquidity, or cash flow. Dissolution of DREIC did not result in liquidation of assets to external parties, nor did it trigger additional impairment analysis under SFAS 144. Deltic will fully disclose this fact in future filings.

Consolidated Statements of Cash Flows, page 47

Comment (4):	We note your line items “Real estate costs recovered upon sale” and “Timberland costs recovered upon sale” included in operating activities. Please tell us the nature of these costs and the associated transactions and how your classification on the Statements of Cash Flows complies with SFAS 95.

United States Securities and Exchange Commission

Response:

Our Real Estate segment primarily is involved in the sale of residential lots sold to individuals or developers and commercial site sales. For income statement purposes, we present real estate revenues as part of our operations pursuant to SFAS 66, Accounting for Sales of Real Estate. For cash flow statement purposes, “Real estate costs recovered upon sale,” which represent the direct and indirect costs allocated to the residential and commercial real estate sold, is necessary to reconcile gross profit from our real estate sales to operating cash flows.

The timberlands costs recovered upon sale are the cost of non-strategic timber and timberland sold as part of Deltic’s plan of timberland holding improvements. These lands represent legacy timberlands, which have since been identified as higher and better use lands or as non-strategic hardwood lands. As more fully described in our accounting policy footnote regarding our Timber and Timberlands, the Company classifies its timberlands and fee timber as either strategic or non-strategic. Strategic timberland including pine forest and pine plantations are prime pine sawtimber growing platforms located within or immediately adjacent to our sawmill’s operating regions. Upon harvest, strategic timberlands are reforested. The Company’s timberland acquisition program is focused on the acquisition of timberland in its current operating regions. The Company considers the acquisition and the occasional sale of strategic timberlands as investing activities. The Company has legacy hardwood and other acreage which cannot be harvested for conversion in our sawmills, reforested as pine plantations or both. These legacy timberlands have been identified as non-strategic and or higher and better use land and are expected to be sold over time. Our Woodlands segment manages an annual program to sell a portion of these non-strategic timberlands and or harvest hardwoods for the sale to third parties. Similar to our real estate operations discussed above, we consider these sales to be recurring sources of revenues from operations and operating cash flows.

In those cases where there is a sale of timberland, we believe that the cash flow presentation should be dictated by how such lands were acquired and managed. As such, our policy is to present sales of non-strategic or higher and better use timberlands as operating activities and the sales of strategic timberlands as investing activities. This is consistent with the guidance in paragraph 13 of FIN 43, Real Estate Sales, which provides that the sale of timberlands (that is, land with trees attached to it) is viewed as being similar to the sale of land with property improvements or integral equipment and thus subject to provisions of SFAS 66.

Note 9 – Credit Facilities, page 59

Comment (5):	We note the disclosure regarding your covenants on page 35 and in Note 9 on page 59 to the financial statements. In future filings, please expand this discussion to disclose the actual ratios as of each reporting date. In this regard, please disclose your leverage ratio, minimum timber market value as a percent of outstanding senior indebtedness and fixed charge ratio. Also disclose the covenants related to your Senior Notes and Note Payable as discussed in Note 10 on page 60. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release

United States Securities and Exchange Commission

No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

Response:	In the future filings, we will expand disclosures to include the debt covenant information for the Senior Notes and Note Payable, the actual ratios and specific computations if necessary, as of the reporting date, and information concerning covenant violations, or potential violations, if applicable.

Exhibit Index

Comment (6):	Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Response:	We will comply in future filings.

Exhibit 4.1

Comment (7):	Identify in future filings the documents from which amendments 1 and 2 are incorporated by reference and the exhibit numbers of the amendments in those documents.

Response:	We will comply in future filings.

Exhibit 31.1 and 31.2

Comment (8):	We note the introductory phrase “The Company’s Financial Officer and I” in the first sentence of paragraphs 4 and 5 of exhibit 31.1 and the introductory phrase “The Company’s Chief Executive Officer and I” in the first sentence of paragraphs 4 and 5 of exhibit 31.2. We note the same language in the March 31, 2009 10-Q. The certifications must conform exactly to the words set forth in Item 601(b)(31) of Regulation S-K: “The registrant’s other certifying officer(s) and I.” Please revise in future filings.

Response:	We will comply in future filings.

United States Securities and Exchange Commission

Definitive Proxy Statement on Schedule 14A

Class III – Terms Expire in 2011, page 9

Comment (9):	Describe briefly in future filings the business experience during the past five years of Mr. R. Madison Murphy. We note that dates of his business experience are omitted except for his directorship of Deltic.

Response:	We will comply in future filings.

We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or desire further explanations, please call me at (870) 881-6432.

Very truly yours,

/s/ Kenneth D. Mann
Kenneth D. Mann
Vice President, Treasurer, and Chief Financial Officer